UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Koning Corporation

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 14, 2002

Physical Address of Issuer:

5555 Oakbrook Parkway, Suite 640, Norcross, GA, 30093

Website of Issuer:

https://www.koninghealth.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
 Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
 Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

April 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$27,843,270	$25,550,691
Cash & Cash Equivalents	$1,099,408	$402,671
Accounts Receivable	$777,636	$33,103
Short-term Debt	$4,358,049	$2,362,160
Long-term Debt	$1,160,000	$1,000,000
Revenues/Sales	$3,089,624	$2,163,088
Cost of Goods Sold	$417,340	$93,669
Taxes Paid	($5,085)	($7,590)
Net Income	($1,135,428)	($1,746,975)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 6, 2021

KONING CORPORATION



Up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

Koning Corporation ("**Koning**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$500,000	$30,000	$470,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$5,000,000	$300,000	$4,700,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.koninghealth.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/koning

The date of this Form C is August 6, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Koning Corporation is a medical-technology company, incorporated in Delaware as corporation on January 14, 2002.

The Company is located at 5555 Oakbrook Parkway, 640, Norcross, GA, 30093.

The Company's website is https://www.koninghealth.com.

The Company conducts business in the United States and internationally and sells its products and services globally, as well as through its wholly-owned subsidiary, Koning (Tianjin) Medical Equipment Co. Ltd., a limited company formed in the People's Republic of China in January 2008.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/koning and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 +
Maximum Individual Purchase Amount	$500,000
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 46.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Our computed tomography, or CT services, and some of our other imaging services require the use of radioactive materials, which could subject us to regulation- related costs and delays and potential liabilities for injuries or violations of environmental, health and safety laws.

Our CT services and some of our other imaging services require radioactive materials. While this radioactive material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, storage, use and disposal of these materials present the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials and waste products. In spite of our safety procedures for storing, handling and disposing of these hazardous materials, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. We maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, in the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management's attention in order to comply with current or future environmental, health and safety laws and regulations.

Competition in the medical imaging industry may result in competing products, superior marketing and lower revenues and profits for us.

The market in which we intend to participate is highly competitive. Many of the companies in the cancer diagnostic and screening markets have substantially greater technological, financial, research and development, manufacturing, human and marketing resources and experience than we do. These companies may succeed in developing, manufacturing and marketing products that are more effective or less costly than our products. The competition for developing a commercial device utilizing computed tomography techniques and laser technology is difficult to ascertain given the proprietary nature of the technology. There can be no assurance that the development of new types of diagnostic medical equipment or technology will not have a material adverse effect on our business, financial condition, and results of operations.

If we fail to comply with various licensure, certification and accreditation standards, we may be subject to loss of licensure, certification or accreditation, which would adversely affect our operations.

All of the states in which we operate require the imaging technologists who operate our computed tomography systems to be licensed or certified. Any lapse in our licenses, certifications or accreditations or those of our technologists, or the failure of any of our sites to satisfy the legal requirements could adversely affect our operations and financial results.

Failure to innovate may adversely impact our competitive position and may adversely impact our ability to drive price increases for our products and our product revenue.

Our future success will depend upon our ability to innovate new products and introduce enhancements to our existing CT services, in order to address the changing needs of the marketplace. We also rely on product enhancements and new products to attempt to drive price increases for our products in our markets. Frequently, product development programs require assessments to be made of future clinical need and commercial feasibility, which are difficult to predict. Customers may forego purchases of our product and purchase our competitors' products as a result of delays in introduction of enhancements to our product and new products, failure to choose correctly among technical alternatives or failure to offer innovative products or enhancements at competitive prices and in a timely manner. In addition, announcements of new products may result in a delay in or cancellation of purchasing decisions in anticipation of such new products. We may not have adequate resources to introduce new products in time to effectively compete in the marketplace. Any delays in product releases may negatively affect our business. We also compete with new and existing alternative technologies that are being used to penetrate the worldwide imaging market. These products, procedures or solutions could prove to be more effective, faster, safer or less costly than our products. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins, loss of market share and may render our product obsolete. We cannot guarantee that these alternative technologies will not be commercialized and become viable alternatives to our product in the future, and we cannot guarantee that we will be able to compete successfully against them if they are commercialized.

The markets for competitor's 3D tomosynthesis system may develop faster than the market for our Koning Breast CT product.

The markets for 3D tomosynthesis system and related products may not continue to develop as expected. There is a significant installed base of conventional digital and screen-film mammography products in hospitals and radiological practices. The use of 3D tomosynthesis system or our Koning Breast CT product in many cases would require these potential customers to either modify or replace their existing x-ray imaging equipment. As such products are generally more expensive than conventional mammography products, we believe that a major factor in the market's acceptance of those systems has been and will continue to be based upon the benefits thereof as compared to less expensive technologies. Moreover, as a new technology, there is currently limited, if any, reimbursement for the use of such systems. We believe that our ability to continue to gain market acceptance of our Koning Breast CT systems and follow-on products depends on our ability to demonstrate the clinical efficacy and cost-effectiveness thereof and to secure reimbursement to support the use thereof. We are seeking to work with healthcare providers, insurance companies and other third-party payors in connection with our efforts to promote, and to secure reimbursement for the use thereof. However, we can give no assurance that these efforts will be successful. The markets for such systems and related products have and will continue to be affected by published studies and reports relating to the comparative efficacy thereof, as well as decisions relating to the reimbursement of healthcare providers for the use of the system. The publication of an adverse study, or an adverse decision relating to the reimbursement of the use thereof, would likely significantly impair the adoption of this technology and harm our business. Sales of our Koning Breast CT systems may also be adversely affected by increased competition. Several companies, including Siemens, Giotto, Philips and Planmed, have recently introduced 3D tomosynthesis systems in certain foreign countries, which may compete with our products. We also are aware that other companies, several of which have substantially greater resources than we have, such as GE and Siemens, are developing competing systems for approval. Because the markets for our Koning Breast CT system and related products are relatively new, it is likely that our evaluation of the potential markets for these products will materially vary with time.

Our business is dependent upon future market growth of full field digital mammography systems, digital computer aided detection products, and tomosynthesis as well as advanced image analysis and workflow solutions for use with MRI and CT. This growth may not occur or may occur too slowly to benefit us.

Our future business is substantially dependent on the continued growth in the market for full field digital mammography systems, digital computer aided detection products and tomosynthesis as well as advanced image analysis and workflow solutions for use with MRI and CT. The market for these products may not continue to develop or may develop at a slower rate than we anticipate due to a variety of factors, including, general economic conditions, delays in hospital spending for capital equipment, the significant costs associated with the procurement of full field digital mammography systems and CAD products and MRI and CT systems and the reliance on third party insurance reimbursement. If the market for the products and technologies upon which our products are dependent does not grow or grows too slowly, this could have a material adverse effect on our business

Guidelines, recommendations and studies published by various organizations may reduce the use of our products*.*

Professional societies, government agencies, practice management groups, private health/science foundations, and organizations involved in healthcare issues may publish guidelines, recommendations or studies to the healthcare and patient communities. Recommendations of government agencies or these other groups/organizations may relate to such matters as usage, cost-effectiveness, and use of related therapies. Organizations like these have in the past made recommendations about products similar to ours and those of our competitors. Recommendations, guidelines or studies that are followed by healthcare providers and insurers could result in decreased use of our products. For example, in November 2012, the American Congress of Obstetrics and Gynecologists, known as the ACOG, released updates in which they have recommended less frequent cervical cancer screening similar to guidelines released in March 2012 by the U.S. Preventative Services Task Force, or the USPSTF, and the American Cancer Society. We believe that these recommendations and guidelines may have contributed to increased screening intervals for cervical cancer, which we believe has and may continue to adversely affect ThinPrep's revenues. In addition, on October 20, 2015, the American Cancer Society issued new guidelines recommending that women start annual mammograms at age 45 instead of 40 and have a mammogram every two years instead of annually. This recommendation could result in a decrease in purchases of our mammography systems.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 103,000,000 shares of capital stock, consisting of 100,000,000 shares of Common Stock, par value $0.001 per share, and 3,000,000 shares of Preferred Stock, par value $0.01 per share, of which 1,000,000 shares are designated as Series A Preferred Stock and 204,332 shares are designated as Series B Preferred Stock. As of the date of this Form C, 31,337,208 shares of Common Stock are issued and outstanding, 659,271 shares of Series A Preferred Stock are issued and outstanding and 204,332 shares of Series B Preferred Stock are issued and outstanding, which convert on a 1:10.00 basis. Unless we increase our authorized capital stock, we may not have enough authorized capital stock to be able to obtain funding by issuing shares of our capital stock or securities convertible into shares of our capital stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business, including intellectual property rights its licenses from third parties, such as the University of Rochester (as further described below). With respect to intellectual property rights in and to patents and patent applications, we own twelve (12) patents and we have a worldwide, exclusive license from the University of Rochester of one hundred and twenty-eight (128) patents. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

If we lose certain intellectual property rights owned and/or licensed to us by third parties, such as the University of Rochester, our business could be materially harmed.

We have entered into a License Agreement with the University of Rochester ("**University**"), dated as of April 1, 2002, as amended ("**License Agreement**"), under which the University granted, subject to certain terms and conditions including payments and royalties by the Company, an exclusive, worldwide right and license to use and practice certain patent rights to develop, make, have made, use, import, export, lease, offer to sell, sell and have sold certain licensed products in a certain field of use, during the term of such agreement. Furthermore, we have no ownership interest in and to such patent rights, and we are subject to our and the University's compliance with the terms of such agreements in order to maintain our rights. Presently, we and our business plans depend on the intellectual property rights that are licensed to us thereunder. The right and license granted thereunder are not perpetual and are revocable, and our rights and license are limited to a certain field of use to certain licensed products. Insofar as we fail to satisfy our obligations thereunder, or any other agreement under which we receive a license to intellectual property rights, or any other dispute or other issue relating to such agreements, we could lose some or all of our rights to use certain intellectual property that is material to our business and our product candidates, which would materially harm our development efforts and could cause our business to fail. Lastly, for the years ended December 31, 2020 and 2019, the Company had expenses related to its relationship with the University aggregating $173,665 and $75,490 respectively and, as of December 31, 2020 and 2019, the Company owed the University $638,078 and $447,738 respectively. If we fail to make such payments, the University may elect to pursue certain remedies, including to terminate such license agreement. For more information on the Company's relationship with the University, please see "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST" beginning on page 40.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in general economic conditions, geopolitical conditions, U.S.-China trade relations and other factors beyond the Company's control may adversely impact our business and operating results.

The business and operations of the Company and its wholly-owned subsidiary, Koning (Tianjin) Medical Equipment Co. Ltd., depend significantly on global and regional economic and geopolitical conditions. Changes in U.S.-China trade policies, and a number of other economic and geopolitical factors both in China and abroad could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. Such factors may include, without limitation:

- instability in political or economic conditions, including but not limited to inflation, recession, foreign currency exchange restrictions and devaluations, restrictive governmental controls on the movement and repatriation of earnings and capital, and actual or anticipated military or political conflicts, particularly in emerging markets;

- intergovernmental conflicts or actions, including but not limited to armed conflict, trade wars, retaliatory tariffs, and acts of terrorism or war; and

- interruptions to the business of the Company and its subsidiary, Koning (Tianjin) Medical Equipment Co. Ltd., with its largest customers, distributors and suppliers resulting from but not limited to, strikes, financial instabilities, computer malfunctions or cybersecurity incidents, inventory excesses, natural disasters or other disasters such as fires, floods, earthquakes, hurricanes or explosions.

Any of the foregoing or similar factors could result in reduced demand for our services which, in turn, could have material adverse effects on our business and results of operations

Dependence on Performance of Subsidiaries

The Company is dependent on the operations, assets and financial health of Koning (Tianjin) Medical Equipment Co. Ltd., its wholly-owned subsidiary. Accordingly, if such subsidiary's financial performance declines this may adversely affect the Company's investment therein, the ability to realize a return on such investment and the financial results of the Company.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Going Concern

Our independent auditors' report for the period ending December 31, 2020, accompanying this Form C contains a note expressing substantial concern about the Company's ability to continue as a going concern. For the period from inception through December 31, 2020, the Company has incurred losses totaling $6,816,984 and capitalized certain costs of intangible and other assets amounting to $33,322,854. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount, including by or through any price adjustments set forth in the Company's certificate of incorporation or otherwise. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as <u>Exhibit C</u>.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Certain stockholders have a right of redemption.

Under our certificate of incorporation, including certain certificates of designation thereunder, the holders of Series A Preferred Stock and Series B Preferred Stock may elect to have the Company redeem the Series A Preferred Stock and/or the Series b Preferred Stock at a certain price payable within sixty (60) days of a certain notice. Upon such election, the Company may have insufficient assets to pay the price for such redemption, which may adversely affect the value of the Company and the Securities. If the Company has sufficient assets to pay the price for such redemption, the Company's assets would decrease accordingly, which may adversely affect the value of the Company and the Securities.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Koning Corporation develops and produces cutting edge medical imaging equipment. Its first product, the Koning Breast CT (KBCT) produces real 3-D images of the breast with exceptional spatial resolution, no painful compression, at radiation levels equivalent to a diagnostic mammogram. Koning's technology allows for earlier detection of breast cancer that could potentially save the lives of women globally.

Business Plan

Our vision is to create a revolution in medical imaging through our advanced Computed Tomography technology. We believe our Koning Breast CT will dramatically improve the way clinicians visualize and evaluate breast tissue. Future versions of our technology are expected to optimize early disease detection, diagnosis, intervention and treatment in numerous areas of the body. Our hope is to be able to improve survival rates and outcomes for millions of patients. We believe that the power, versatility and lower cost of Koning Breast CT will serve as a viable substitute for many traditional imaging applications.

The Company's Products and/or Services

Product / Service	Description	Current Market
Koning Breast CT	No Compression, true 3D imaging of the breast.	Koning strives to replace the painful mammogram that is done for breast cancer globally. 40 million+ mammograms a year are performed in the US alone. Currently, over 22,000 mammography devices are installed in the US

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Key competitors include Hologic, GE, Siemens and Fuji, all of which offer digital breast tomosynthesis (DBT) technology marketed as 3D mammography. Koning's image generates a TRUE 3D image far superior to what is available in the market without subjecting the woman to painful compression

Customer Base

Koning has installations in hospitals, private clinics and research hospitals globally. The goal is to bring no-compression breast imaging to women everywhere.

Supply Chain

Koning's main vendors include manufacturers of x-ray tubes, detectors, and x-ray generators; as well as metal and electronic integration and assembly shops. We have typically had at least two suppliers for all of our critical components and in the case of some devices, more than 2. Alternate providers are generally available

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5247580	KONING	Design Plus Words, Letters, and/or Numbers	6/7/2016	7/18/2017	United States

PATENTS:

The Company is the assignee of the following patents:

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 8,792,965 B2	METHODS AND APPARATUS OF CONE BEAM CT MAGING AND IMAGE-GUDED PROCEDURES	Patent	12/22/2008	7/29/2014	United States
200880127289.6	METHODS AND APPARATUS OF CONE BEAM CT MAGING AND IMAGE-GUDED PROCEDURES	PCT	8/20/2010	9/3/2014	CHINA
2231016	METHODS AND APPARATUS OF CONE BEAM CT MAGING AND IMAGE-GUDED PROCEDURES	PCT	6/30/2010	4/6/2016	EUROPE
2231016	METHODS AND APPARATUS OF CONE BEAM CT MAGING AND IMAGE-GUDED PROCEDURES	EPC	6/30/2010	4/6/2016	FINLAND
2231016	METHODS AND APPARATUS OF CONE BEAM CT MAGING AND IMAGE-GUDED PROCEDURES	EPC	6/30/2010	4/6/2016	FRANCE
2231016	METHODS AND APPARATUS OF CONE BEAM CT MAGING AND IMAGE-GUDED PROCEDURES	EPC	6/30/2010	4/6/2016	GERMANY
2231016	METHODS AND APPARATUS OF CONE BEAM CT MAGING AND	EPC	6/30/2010	4/6/2016	NETHERLANDS

	IMAGE-GUDED PROCEDURES				
2231016	METHODS AND APPARATUS OF CONE BEAM CT MAGING AND IMAGE-GUDED PROCEDURES	EPC	6/30/2010	4/6/2016	ITALY
2231016	METHODS AND APPARATUS OF CONE BEAM CT MAGING AND IMAGE-GUDED PROCEDURES	EPC	6/30/2010	4/6/2016	SPAIN
2231016	METHODS AND APPARATUS OF CONE BEAM CT MAGING AND IMAGE-GUDED PROCEDURES	EPC	6/30/2010	4/6/2016	SWITZERL AND
2231016	METHODS AND APPARATUS OF CONE BEAM CT MAGING AND IMAGE-GUDED PROCEDURES	EPC	6/30/2010	4/6/2016	UNITED KINGDOM
104257394	METHODS AND APPARATUS OF CONE BEAM CT MAGING AND IMAGE-GUDED PROCEDURES	DIV	8/182014	4/12/2017	CHINA

The Company has an exclusive license to the following patents under the License Agreement:

Application or Registration #	Title	Description	File Date	Grant Date	Country
08/888,331	Method of and System for Cone-Beam Tomography Reconstruction	Utility	07/03/1997	12/07/1999	United States
PCT/US1998/012468	Method of and System for Cone-Beam Tomography Reconstruction	PCT	06/19/1998	n/a*	Patent Cooperation Treaty (PCT)
57799/01	Method of and System for Cone-Beam Tomography Reconstruction	Divisional	06/19/1998	12/16/2004	Australia
2,295,973	Method of and System for Cone-Beam Tomography Reconstruction	Nationalized PCT	06/19/1998	01/22/2008	Canada
98930261.7	Method of and System for Cone-Beam Tomography Reconstruction	Nationalized PCT	06/19/1998	09/28/2005	Europe
79690/98	Method of and System for Cone-Beam Tomography Reconstruction	Nationalized PCT	06/19/1998	08/16/2001	Australia
SE98930261.7	Method of and System for Cone Beam Tomography Reconstruction	Validated EPC	06/19/1998	09/28/2005	Sweden

NL 98930261.7	Method of and System for Cone Beam Tomography Reconstruction	Validated EPC	06/19/1998	09/28/2005	Netherlands
IT 98930261.7	Method of and System for Cone Beam Tomography Reconstruction	Validated EPC	06/19/1998	09/28/2005	Italy
GB 98930261.7	Method of and System for Cone Beam Tomography Reconstruction	Validated EPC	06/19/1998	09/28/2005	United Kingdom
FR 98930261.7	Method of and System for Cone Beam Tomography Reconstruction	Validated EPC	06/19/1998	09/28/2005	France
FI98930261.7	Method of and System for Cone Beam Tomography Reconstruction	Validated EPC	06/19/1998	09/28/2005	Finland
DE98930261.7	Method of and System for Cone Beam Tomography Reconstruction	Validated EPC	06/19/1998	09/28/2005	Germany
09/014,107	Method of and System for Intravenous Volume Tomographic Digital Angiography Imaging	Continuation in Part	01/27/1998	06/13/2000	United States
09/589,115	Cone Beam Volume CT Angiography Imaging System and Method	Continuation	06/08/2000	10/02/2001	United States
60/029,355	Volume Tomographic Angiography Imaging System	Provisional	10/31/1996	n/a*	United States
FI01983953.9	System and Method for Cone Beam Volume Computed Tomography Using Circle-Plus-Multiple-Arc Orbit	Validated EPC	10/12/2001	07/14/2010	Finland
FR01983953.9	System and Method for Cone Beam Volume Computed Tomography Using Circle-Plus-Multiple-Arc Orbit	Validated EPC	10/12/2001	07/14/2010	France
DE01983953.9	System and Method for Cone Beam Volume Computed Tomography Using Circle-Plus-Multiple-Arc Orbit	Validated EPC	10/12/2001	07/14/2010	Germany
IT01983953.9	System and Method for Cone Beam Volume Computed Tomography Using Circle-Plus-Multiple-Arc Orbit	Validated EPC	10/12/2001	07/14/2010	Italy
SE01983953.9	System and Method for Cone Beam Volume Computed Tomography Using Circle-Plus-Multiple-Arc Orbit	Validated EPC	10/12/2001	07/14/2010	Sweden
NL01983953.9	System and Method for Cone Beam Volume Computed Tomography Using Circle-Plus-Multiple-Arc Orbit	Validated EPC	10/12/2001	07/14/2010	Netherlands

GB01983953.9	System and Method for Cone Beam Volume Computed Tomography Using Circle-Plus-Multiple-Arc Orbit	Validated EPC	10/12/2001	07/14/2010	United Kingdom
09/689,847	System and Method for Cone Beam Volume Computed Tomography Using Circle-Plus-Multiple-Arc Orbit	Utility	10/13/2000	01/07/2003	United States
PCT/US2001/032011	System and Method for Cone Beam Volume Computed Tomography Using Circle-Plus-Multiple-Arc Orbit	PCT	10/12/2001	n/a*	Patent Cooperation Treaty (PCT)
2002215340	System and Method for Cone Beam Volume Computed Tomography Using Circle-Plus-Multiple-Arc Orbit	Nationalized PCT	10/12/2001	07/28/2005	Australia
2,425,323	System and Method for Cone Beam Volume Computer Tomography Using Circle-Plus-Multiple-Arc Orbit	Nationalized PCT	10/12/2001	n/a*	Canada
001819051.0	System and Method for Cone Beam Volume Computed Tomography Using Circle-Plus-Multiple-Arc-Orbit	Nationalized PCT	10/12/2001	02/08/2006	China, People's Republic of
01983953.9	System and Method for Cone Beam Volume Computed Tomography Using Circle-Plus-Multiple-Arc Orbit	Nationalized PCT	10/12/2001	07/14/2010	Europe
09/784,331	System and Method for Fast Parallel Cone-Beam Reconstruction Using One or More Microprocessors	Utility	02/16/2001	11/05/2002	United States
PCT/US2002/04183	System and Method for Fast Parallel Cone-Beam Reconstruction Using One or More Microprocessors	PCT	02/13/2002	n/a*	Patent Cooperation Treaty (PCT)
20022251922	System and Method for Fast Parallel Cone-Beam Reconstruction Using One or More Microprocessors	Nationalized PCT	02/13/2002	04/17/2008	Australia
2,438,387	System and Method for Fast Parallel Cone-Beam Reconstruction Using One or More Microprocessors	Nationalized PCT	02/13/2002	n/a*	Canada
02805089.4	System and Method for Fast Parallel Cone-Beam Reconstruction Using One or More Microprocessors	Nationalized PCT	02/13/2002	11/08/2006	China, People's Republic of
02720960.0	System and Method for Fast Parallel Cone-Beam	Nationalized PCT	02/13/2002	10/04/2017	Europe

	Reconstruction Using One or More Microprocessors				
DE02720960.0	System and Method for Fast Parallel Cone-Beam Reconstruction Using One or More Microprocessors	Validated EPC	02/13/2002	10/04/2017	Germany
FI00978341.6	Apparatus and Methods for Volume Tomographic Mammography	Validated EPC	11/02/2000	03/09/2011	Finland
FR00978341.6	Apparatus and Methods for Volume Tomographic Mammography	Validated EPC	11/02/2000	03/09/2011	France
DE00978341.6	Apparatus and Methods for Volume Tomographic Mammography	Validated EPC	11/02/2000	03/09/2011	Germany
IT00978341.6	Apparatus and Methods for Volume Tomographic Mammography	Validated EPC	11/02/2000	09/05/2012	Italy
SE00978341.6	Apparatus and Methods for Volume Tomographic Mammography	Validated EPC	11/02/2000	03/09/2011	Sweden
NL00978341.6	Apparatus and Methods for Volume Tomographic Mammography	Validated EPC	11/02/2000	09/05/2012	Netherlands
GB00978341.6	Apparatus and Methods for Volume Tomographic Mammography	Validated EPC	11/02/2000	03/09/2011	United Kingdom
90/009,115	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Reexamination	06/13/2011	n/a*	United States
OPP 00978341.6	Apparatus and Methods for Volume Tomographic Mammography	Dispute	12/02/2011	n/a*	Europe
FI10185587.2	Apparatus and Methods for Volume Tomographic Mammography	Validated EPC	11/02/2000	09/05/2012	Finland
FR10185587.2	Apparatus and Methods for Volume Tomographic Mammography	Validated EPC	11/02/2000	09/05/2012	France
DE10185587.2	Apparatus and Methods for Volume Tomographic Mammography	Validated EPC	11/02/2000	09/05/2012	Germany
IT10185587.2	Apparatus and Methods for Volume Tomographic Mammography	Validated EPC	11/02/2000	09/05/2012	Italy
SE10185587.2	Apparatus and Methods for Volume Tomographic Mammography	Validated EPC	11/02/2000	09/05/2012	Sweden
NL10185587.2	Apparatus and Methods for Volume Tomographic Mammography	Validated EPC	11/02/2000	09/05/2012	Netherlands
GB10185587.2	Apparatus and Methods for Volume Tomographic Mammography	Validated EPC	11/02/2000	09/05/2012	United Kingdom
09/640,713	Apparatus and Method for Cone Beam Volume	Utility	08/18/2000	11/12/2002	United States

	Computed Tomography Breast Imaging				
PCT/US2000/030239	Apparatus and Method for Cone Beam Volume Computed Tomography Mammography	PCT	11/02/2000	n/a*	Patent Cooperation Treaty (PCT)
00817349.4	Apparatus and Methods for Volume Tomographic Mammography	Nationalized PCT	11/02/2000	01/23/2008	China, People's Republic of
15814/01	Apparatus and Method for Cone Beam Volume Computed Tomography Mammography	Nationalized PCT	11/02/2000	02/26/2004	Australia
2,390,910	Apparatus and Methods for Volume Tomographic Mammography	Nationalized PCT	11/02/2000	n/a*	Canada
00978341.6	Apparatus and Methods for Volume Tomographic Mammography	Nationalized PCT	11/02/2000	03/09/2011	Europe
10185587.2	Apparatus and Methods for Volume Tomographic Mammography	Divisional	11/02/2000	09/05/2012	Europe
60/166,223	Apparatus and Methods for Volume Tomographic Mammography	Provisional	11/18/1999	n/a*	United States
200710184989.6	Apparatus and Methods for Cone Beam Volume Computed Tomography Mammography	Divisional	11/02/2000	10/28/2009	China, People's Republic of
GB03717902.5	Apparatus and Method for X-Ray Scatter REduction and Correction for Fan Beam CT and Cone Beam Volume CT	Validated EPC	02/21/2003	09/02/2009	United Kingdom
DE03717902.5	Apparatus and Method for X-Ray Scatter Reduction and Correction for Fan Beam CT and Cone Beam Volume CT	Validated EPC	02/21/2003	09/02/2009	Germany
CH03717902.5	Apparatus and Method for X-Ray Scatter REduction and Correction for Fan Beam CT and Cone Beam Volume CT	Validated EPC	02/21/2003	09/02/2009	Switzerland/ Liechtenstein
IT03717902.5	Apparatus and Method of X-ray Scatter Suppression and Correction for Cone Beam Volume CT	Validated EPC	02/21/2003	09/02/2009	Italy
FR03717902.5	Apparatus and Method of X-ray Scatter Suppression and Correction for Cone Beam Volume CT	Validated EPC	02/21/2003	09/02/2009	France
NL03717902.5	Apparatus and Method for X-Ray Scatter Reduction and Correction for Fan Beam CT and Cone Beam Volume CT	Validated EPC	02/21/2003	09/02/2009	Netherlands

FI03717902.5	Apparatus and Method for X-Ray Scatter Reduction and Correction for Fan Beam CT and Cone Beam Volume CT	Validated EPC	02/21/2003	09/02/2009	Finland
SE03717902.5	Apparatus and Method of X-ray Scatter Suppression and Correction for Cone Beam Volume CT	Validated EPC	02/21/2003	09/02/2009	Sweden
10/078,529	Apparatus and Method for X-ray Scatter Reduction and Correction for Fan Beam CT and Cone Beam Volume CT	Utility	02/21/2002	09/09/2003	United States
03717902.5	Apparatus and Method for X-Ray Scatter Reduction and Correction for Fan Beam CT and Cone Beam Volume CT	Nationalized PCT	02/21/2003	09/02/2009	Europe
03804321.1	CT X-Ray Scatter Correction	Nationalized PCT	02/21/2003	01/12/2009	China, People's Republic of
2,476,605	CT X-Ray Scatter Correction	Nationalized PCT	02/21/2003	n/a*	Canada
2003222223	CT X-Ray Scatter Correction	Nationalized PCT	02/21/2003	n/a*	Australia
PCT/US2003/004871	Apparatus and Method ofr X-Ray Scatter Reduction	PCT	02/21/2003	n/a*	Patent Cooperation Treaty (PCT)
FI03783247.4	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	05/07/2014	Finland
FR03783247.4	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	05/07/2014	France
DE03783247.4	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	05/07/2014	Germany
IT03783247.4	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	05/07/2014	Italy
NL03783247.4	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	05/07/2014	Netherlands
ES03783247.4	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	05/07/2014	Spain
SE03783247.4	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	05/07/2014	Sweden

CH03783247.4	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	05/07/2014	Switzerland/ Liechtenstein
GB03783247.4	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	05/07/2014	United Kingdom
FI10013993.0	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	06/24/2015	Finland
FR10013993.0	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	06/24/2015	France
DE10013993.0	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	06/24/2015	Germany
IT10013993.0	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	06/24/2015	Italy
NL10013993.0	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	06/24/2015	Netherlands
ES10013993.0	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	06/24/2015	Spain
SE10013993.0	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	06/24/2015	Sweden
CH10013993.0	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	06/24/2015	Switzerland/ Liechtenstein
GB10013993.0	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Validated EPC	11/07/2003	06/24/2015	United Kingdom
10/400,915	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Continuation in Part	03/28/2003	01/17/2006	United States
11/280,252	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Divisional	11/17/2005	04/13/2010	United States
2003290665	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Nationalized PCT	11/07/2003	n/a*	Australia
03783247.4	Apparatus and Method for Cone Beam Volume	Nationalized PCT	11/07/2003	05/07/2014	Europe

	Computed Tomography Breast Imaging				
200380103101.1	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Nationalized PCT	11/07/2003	07/10/2013	China, People's Republic of
2,503,022	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Nationalized PCT	11/07/2003	n/a*	Canada
PCT/US2003/035610	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	PCT	11/07/2003	n/a*	Patent Cooperation Treaty (PCT)
10/291,745	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Continuation in Part	11/12/2002	n/a*	United States
10013993.0	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Divisional	11/07/2003	06/24/2015	Europe
10013992.2	Apparatus and Method for Cone Beam Volume Computed Tomography Breast Imaging	Divisional	11/07/2003	n/a*	Europe
2008243204	Apparatus and Method of Cone Beam Volume Computed Tomography Breast Imaging	Divisional	11/07/2003	n/a*	Australia
200810171361.7	Apparatus and Method of Cone Beam Volume Computed Tomography Breast Imaging (CBVCTBI)	Divisional	11/07/2003	n/a*	China, People's Republic of
60/674,335	Global De-Noising for Cone Beam and Fan Beam CT Imagining	Provisional	04/25/2005	n/a*	United States
11/410,288	Method and Apparatus of Global De-Noising For Cone Beam and Fan Beam CT Imaging	Utility	04/25/2006	04/22/2008	United States
PCT/US2006/015403	Method and Apparatus of Global De-Noising For Cone Beam and Fan Beam Imaging	PCT	04/25/2006	n/a*	Patent Cooperation Treaty (PCT)
06758532.3	Method and Apparatus of Global De-Noising For CT Imaging	Nationalized PCT	04/25/2006	n/a*	Europe
2,605,836	Method and Apparatus of Global De-Noising For CT Imaging	Nationalized PCT	04/25/2006	n/a*	Canada
ZL200680022873.6	Method and Apparatus of Global De-Noising For CT Imaging	Nationalized PCT	04/25/2006	01/26/2011	China, People's Republic of

2006239856	Method and Apparatus of Global De-Noising For CT Imaging	Nationalized PCT	04/25/2006	n/a*	Australia
4364/KOLNP/2007	Method and Apparatus of Global De-Noising For CT Imaging	Nationalized PCT	04/25/2006	n/a*	India
60/776,666	Method and Apparatus of Cone Beam CT for Four Dimensional Imaging	Provisional	02/27/2006	n/a*	United States
PCT/US2007/005080	Method and Apparatus of Cone Beam CT for Four Dimensional Imaging	PCT	02/27/2007	n/a*	Patent Cooperation Treaty (PCT)
11/711,155	Method and Apparatus of Cone Beam CT Dynamic Imaging	Utility	02/27/2007	01/05/2010	United States
2007217369	Method and Apparatus For Cone Beam CT Dynamic Imaging	Nationalized PCT	02/27/2007	n/a*	Australia
2,643,931	Method and Apparatus For Cone Beam CT Dynamic Imaging	Nationalized PCT	02/27/2007	n/a*	Canada
200780013865.X	Method and Apparatus For Cone Beam CT Dynamic Imaging	Nationalized PCT	02/27/2007	07/23/2014	China, People's Republic of
3910/KOLNP/2008	Method and Apparatus of Cone Beam CT Dynamic Imaging	Nationalized PCT	02/27/2007	n/a*	India
07751813.2	Method and Apparatus For Cone Beam CT Dynamic Imaging	Nationalized PCT	02/27/2007	n/a*	Europe
12/618,357	Method and Apparatus of Cone Beam CT Dynamic Imaging	Continuation	11/13/2009	03/10/2015	United States
201410048385.9	Method and Apparatus for Cone Beam CT Dynamic Imaging	Divisional	02/27/2007	05/18/2016	China, People's Republic of
201510962389.2	A Device for Producing a Cone Beam Computed Tomography Image of a Breast of a Patient	Divisional	12/21/2015	05/22/2020	China, People's Republic of
60/776,684	Method and Apparatus for Phase Contrast Cone Beam CT Imaging	Provisional	02/27/2006	n/a*	United States
11/711,131	Phase Contrast Cone-beam CT Imaging	Utility	02/27/2007	n/a*	United States
PCT/US2007/005081	Phase Contrast Cone-beam CT Imaging	PCT	02/27/2007	n/a*	Patent Cooperation Treaty (PCT)
2007221086	Phase Contrast Cone Beam CT Imaging	Nationalized PCT	02/27/2007	n/a*	Australia
2,643,894	Phase Contrast Cone Beam CT Imaging	Nationalized PCT	02/27/2007	n/a*	Canada
200780014350.1	Phase Contrast Cone Beam CT Imaging	Nationalized PCT	02/27/2007	n/a*	China, People's Republic of
3595/KOLNP/2008	Phase Contrast Cone Beam CT Imaging	Nationalized PCT	02/27/2007	n/a*	India

07751814.0	Phase Contrast Cone Beam CT Imaging	Nationalized PCT	02/27/2007	n/a*	Europe
13/236,289	Method and Apparatus of 3D Metal and High Density Artifact Corrections for Cone Beam and Fan Beam CT Imaging	Continuation	09/19/2011	07/24/2012	United States
12/045,552	Method and Apparatus of 3D Metal and High Density Artifacts Corrections for Cone Beam and Fan Beam CT Imaging	Utility	03/10/2008	09/20/2011	United States
61/442,559	Method and Apparatus of Cone Beam Breast CT Image-Based Computer Aided Detection and Diagnosis	Provisional	02/14/2011	n/a*	United States
PCT/US2012/025141	Method and Apparatus of Cone Beam Breast CT Image-Based Computer Aided Detection and Diagnosis	PCT	02/14/2012	n/a*	Patent Cooperation Treaty (PCT)
12747439.3	Method and Apparatus of Cone Beam Breast CT Image-Based Computer Aided Detection and Diagnosis	Nationalized PCT	02/14/2012	n/a*	Europe
13/985,517	Method and Apparatus of Cone Beam Breast CT Image-Based Computer Aided Detection and Diagnosis	US Nationalized PCT	02/14/2012	07/19/2016	United States
201280013089.4	Method and Apparatus of Cone Beam Breast CT Image-Based Computer Aided Detection and Diagnosis	Nationalized PCT	02/14/2012	12/28/2016	China, People's Republic of
15/177,949	Method and Apparatus of Cone Beam Breast CT Image-Based Computer Aided Detection and Diagnosis	Continuation	06/09/2016	10/16/2018	United States

*No grant date available for Patent Cooperation Treaty (PCT) patents or provisional patents.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$300,000
Product Development	10%	$2,500	10%	$500,000
Market Development	60%	$15,000	60%	$3,000,000
Organizational Growth	24%	$6,000	24%	$1,200,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Product Development (10%): Ten percent of the proceeds will be utilized to build, test and approve lower cost screening unit.

Market Development (60%): Sixty percent of the proceeds will be used (i) to open flagship KBCT Centers in the United States, (ii) for patient advocacy (Health Economics study, patient marketing, breast society partnerships (e.g. Komen)); (iii) for US Marketing (local market, multi-channel, clinical studies, sponsorships, tradeshows etc.); (iv) for China Marketing (local market, multi-channel, clinical studies, sponsorships, tradeshows etc.); and (v) for service and applications team development.

Organizational Growth (24%): Twenty-four percent of the proceeds will be used to (i) build organization in key functions: sales, clinical applications, service; and (ii) current runway.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company and its subsidiary, Koning (Tianjin) Medical Equipment Co. Ltd., are listed below along with all positions and offices held at the Company and its subsidiary, Koning (Tianjin) Medical Equipment Co. Ltd., and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company and Subsidiary	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lutao Ning	Chief Executive Officer and Director	As the Chief Executive Officer of the Company, Mr. Ning is in charge of global business operation, financing, human resource, government relations and regulatory approval.	Duke University, BSE, Biomedical Engineering (2004) INSEAD, MBA (2009)

Dr. Ruola Ning	Founder and Chairman of the Board	As a director, Dr. Ning provides oversight services. Since 1989, Dr. Ning has been a Professor at the University of Rochester, where, most recently, he provides academic services in the Imaging Sciences and Electrical and Computer Engineering Department.	Sun Yet Sun University, BA Physics (1982) University of Utah, PhD in ECE and Medical Physics (1989)
Matthew Stack	Chief Financial Officer	With the Company since 2016, Mr. Stack's primary responsibilities over the past three years as the Company's Chief Financial Officer is to manage the Company's financials, books, accounts and records, along with providing strategic direction for the financial planning of the Company	B.S.E. in electrical engineering, Princeton University (2004)
David Georges	US President	With the Company since 2015, Mr. Georges' primary responsibilities over the past three years as the Company's President North America is to manage, grow and scale the Company's sales and service in the US and global markets.	Wayne State, BA, Economics (1974)
Dr. Raj Garg	Director	As a director, Dr. Garg provides oversight services to the Company. In addition to being a member of the board of directors of National Spine & Pain Centers since May 2019 and a Board Member of HealthAI360 Inc. since 2020, along with being a member of the Board of Advisors of Medocity, Inc., for all of which he provides general oversight and advisory services, Dr. Garg provided strategy, operational, governance, financial performance and other business services as the President and Chief Executive Officer for the Cancer Treatment Centers of America from 2016-2019.	University of Pennsylvania, BA Genetics and Sociology (1981) Yale Law School, JD (1984) Stanford Medical School, MD (1988)
Dr. Changhua Qiu	Director	As a director, Dr. Qiu provides oversight services to the Company . From 2007 to 2018 Dr. Qui was a principal at Sansar Capital providing leadership services for investments opportunities in	Wuhan University, BA Physics (1983) Colorado School of Mines, PhD Physics (1992)

		public and private healthcare and consumer companies and from 2018 to present provides advisory and consulting services for Medical Tech and China-related opportunities with FORUN Technologies, Inc.	Columbia University, MBA (1998)
Dr. Baozhong Wang	Director	As a director, Dr. Wang provides oversight services to the Company. From 2014 to present, acted as Executive Partner providing oversight and investment services for Beijing Dingxin Lianrui Investment and Development Center.	Renming University PhD, Finance Roosevelt University, MBA
Lianghai Bing	Director	As a director, Mr. Liang provides oversight services to the Company. In the past three years, he has provided investment and management services for and on behalf of Shaanxi Biological Medicine Venture Investment Fund.	Northwest University, BA, Law Xian Jiao Tong University, PhD, Business Administration EMBA Cheung Kong Graduate School of Business

BIOGRAPHICAL INFORMATION

LUTAO NING, CHIEF EXECUTIVE OFFICER AND DIRECTOR:

Mr. Ning holds an MBA from INSEAD and graduated magna cum laude from Duke University with a BSE in Biomedical Engineering and a Markets and Management Certificate. As a core member of the Technology, media and telecom practice area of the prestigious Boston Consulting Group, he has led case teams for major technology, medical device, and pharmaceutical clients in topics ranging from product development, organizational design, and corporate development. In 2013, he led the effort for the Board of Directors of Dell in the, then, largest take-private transaction in history. In addition, while serving as the Recruiting Director for the Southeast region, Mr. Ning has gained extensive talent recruitment experience from top tier talent pools globally. Mr. Ning has worked as an advisor to Koning in business strategies since its inception, having built its financial models, and prepared the business presentation and business plan in all earlier rounds of funding. His contributions formed the basis of the operations plan and the financial forecast. Initially, he will be in charge of global business operation, financing, human resource, government relations and regulatory approval when this round of financing is completed.

DR. RUOLA NING, FOUNDER AND CHAIRMAN OF THE BOARD:

Dr. Ning is a graduate of the University of Utah with an MS and Ph.D. in Electrical Engineering. He is a Professor of Imaging Sciences, and Electrical & Computer Engineering at the University of Rochester and the inventor of over 80 issued patents for medical imaging technology. He has published and presented over 120 scientific papers at conferences and in peer reviewed journals and has accumulated over twenty years of experience in Cone Beam CT and has been awarded over $11 million in Research Grants from the National Institutes of Health at University of Rochester. As a true visionary in his field, Dr. Ning has positioned Koning Corporation to become the commercial leader in Cone Beam CT Technology while continuing to lead his world renowned scientific team in Cone Beam CT research. Dr. Ning was the recipient of the Inventor of year 2015 Grant Prize by The Rochester Intellectual Property Law Association (RIPLA). He holds an American Board of Radiology (ABR) Certificate in Diagnostic Radiologic

Physics. Since he founded Koning, he has led the Koning team to raise over $17 million from VC investors. In addition, he led Koning team to receive a total of $8 million grants from US federal government and NIH. In addition, he led Koning (Tianjin) team to receive over $2 million support from Tianjin municipal government. He has led the development of the company's flagship product, Koning Breast CT and regulatory approval processes in the US, China, Europe, Australia and Canada.

DAVID GEORGES, US PRESIDENT

A business leader in Breast Imaging for the past twenty-five years contributing to the introduction and substantial market growth of innovative products dedicated to the early detection of breast cancer including mammography, breast biopsy, computer aided detection, breast ultrasound and automated breast ultrasound around the world. David has established manufacturing sites, supported luminary sites for new product introduction, established physician and technologist training centers followed by the development of clinically skilled direct and alternate channel sales teams. Companies he has held senior executive positions include Transworld, Lorad, Hologic, R2, Super Sonic Imagine, iVu and U-systems; the latter of which was purchased by GE. David brings deep relationships with leading breast clinicians globally and has been trusted by these customers to bring the newest, most revolutionary products to market.

Since joining Koning, David has led the effort to move the company from a Research and Development group to preparing Koning for commercializing the KBCT. These efforts were initiated by placing Koning and PDSI together to improve the design, power requirements and production which allowed KBCT placements to be more acceptable and cost efficient. David launched the mobile KBCT lab which provided opportunities for Koning to illustrate the new V1.5 design at prestigious industry conferences in addition to on site clinical evaluations which has led to the first USA based sale and secured Koning's first GPO contract with Vizient, the largest GPO in the United States. David's industry relationships have introduced several opportunities to place systems in well-respected academic and regional based facilities which will establish critically important Luminary partners well prepared to instruct others how to clinically integrate Koning breast CT into routine workflow. With a knowledge of global distribution, David has brought independent distribution partners into Koning to represent the product in the rest of the world where Koning has regulatory clearance. Through these distributors, Koning has installed a system in Thailand and Qatar with systems to follow in Australia, India, Mexico, Germany, Bahrain with new activity in Malaysia, Singapore and Japan.

MATTHEW STACK, CHIEF FINANCIAL OFFICER:

Matthew Stack is the Chief Financial Officer at Koning Corporation. Matt's prior experiences include managing acquisitions for a $120M corporate-led technology buyout fund in Palo Alto, as well as spending 6 years at The Boston Consulting Group in the Boston and New York offices, where he worked on projects in the Health Care, IT, Retail, Industrial Goods, and Strategy practice areas. Before BCG, Matt co-founded and invested in a health care software startup, a small electronics company, an advanced composites design firm, and a semiconductor distribution company that traded high performance semiconductor chips between Shenzhen, Tokyo, and Tecate. Matt has also served as the Director of Computational Science at Mars Corporation. Matt holds a B.S.E. in electrical engineering from Princeton University. He is a benefactor and sponsor of the TEDx conference series and has sponsored research at the Santa Fe Institute in New Mexico, the Strategy Institute in New York, MIT's Broad Institute, the Highlands Forum, the University of Oxford, and the Department of Defense.

DR. CHANGHUA QIU, DIRECTOR:

Principal at Sansar Capital, Dr. Qiu has invested in multiple TMT and Healthcare companies across the US and Asia, focused primarily in providing private equity financing to early stage start-ups. Dr. Qiu and Sansar capital were the initial series A funders for Koning. Formerly, Dr. Qiu was the founder and managing director of FORUN technologies, an investment research and advisory firm focused on technology and Asia. Prior to that, Dr. Qiu held multiple financial analyst positions at Freimark Blair and IBM. He was also the Principal Investigator at Astralux, a semiconductor company. Dr. Qiu received his MBA from Columbia University and his PhD from the Colorado School of Mines.

DR. BAOZHONG BAO, DIRECTOR:

From Apr.1991 to July 1993, Accountant in China Electric Council Finance Department
From Aug. 1993 to June 1997,Director of Zhonghengxin CPA Firm
From July 1997 to Jan. 2002,Vice president of China Beijing International Economic Cooperation Company
From Apr. 2002 to today,Chairman of Beijing Guoyuan Investment Advicer Service Co. Ltd.

From Jan. 2010 to today, Chairman of Beijing Dingxin United Investment Management Co. Ltd.
From May 2014 to today, Beijing Dingxin Lianrui Investment and Development Center Executive partner

LIANGHAI BING (HAIBING LIANG), DIRECTOR:

Mr. Hai Bing Liang, Chinese citizen, is appointed as Executive Director at China Venture Capital Association, Vice Director at Shanxi Venture Capital Association, and Vice President at Shanxi Credit Association. He is a legally qualified lawyer, and has obtained Bachelor of Law from Northwest University of Politics and Law, Master of Economics from Xi'an Jiao Tong University, EMBA from Cheung Kong Graduate School of Business, and Doctor of Business Administration from Xi'an Jiao Tong University. He has 17 years of work experience in financial investment and organizational management. With his rich experiences in the field of scientific and technological innovation and venture capital investment, he has provided investment and management services for hundreds of institutions.

RAJESH (RAJ) GARG, DIRECTOR:

A strategic, inspirational, and transformation-oriented leader with a proven P&L track record across health care sub-sectors. Expertise covers the corporate value chain as well as a broad range of C-suite topics – team development, strategic growth, cost reduction, operational excellence, business development, cultural change/performance accountability, excellence in governance, risk management, and institutional/stakeholder culture. Global experience in biopharma, providers/payors, and ancillary service companies across North America, Europe and Asia. Currently board member of National Spine & Pain Centers (NSPC), previously national CEO of Cancer Treatment Centers of America and 25-year veteran of McKinsey & Company.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 18 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**") and 3,000,000 shares of preferred stock, par value $0.01 per share (the "**Preferred Stock**") of which 1,000,000 shares are designated as Series A Preferred Stock, par value $0.01 per share and 204,332 shares are designated as Series B Preferred Stock, par value $0.01 per share. At the closing of this Offering, assuming only the Target Offering Amount is sold, 31,337,208 shares of Common Stock (which number of shares of Common Stock may increase as a result of our Concurrent Offering, please see "THE OFFERING AND SECURITIES" starting on page 42), 659,271 shares of Series A Preferred Stock and 204,332 shares of Series B Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	31,337,208
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	60.99%

Type	Series A Preferred Stock
Amount Outstanding	659,271
Par Value Per Share	$0.01
Voting Rights	Except under certain circumstances, each holder of shares of Series A Preferred Stock shall be entitled to one vote for each such share (on an as-converted basis) as determined on the record date for the vote or written consent of stockholders, and shall vote together with the holders of the Common Stock as a single class upon any items submitted to a vote of the stockholders.
Anti-Dilution Rights	The Series A Conversion Price in effect from time to time is subject to certain adjustments for dividends and stock splits, reverse stock splits, certain sales of common stock, mergers and reorganizations, and certain expirations or changes in price for options, warrants, convertible or exchangeable security or any other rights to subscribe for shares of common stock or any securities exchangeable for or convertible into shares of common stock,

Other Rights	*Board of Directors*: The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one member of the Board of the Directors of the Company and shall also have the right to remove and replace the Series A Director in accordance with the By-laws of the Company.

Redemption. On or after the fifth anniversary of the Series A Preferred Stock issuance date, at the election of the holders of more than fifty percent (50%) of the then outstanding shares of Series A Preferred Stock, the Company shall redeem all, or any portion, of the shares of Series A Preferred Stock then outstanding at a certain Series A Preferred Stock redemption price.

Protective Provisions. In addition to any right provided by law, without the written consent of the holders of a majority of shares of Series A Preferred Stock then outstanding, voting together as a single class, the Company shall not (a) effect certain liquidation events; (b) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws; (c) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security having rights, preferences or privileges senior to or on parity with the Series A Preferred Stock, or increase the authorize number of shares of Series A Preferred Stock; (d) purchase or redeem or pay any dividend on any capital stock junior to the Series A Preferred Stock (subject to certain exceptions); (e) create or authorize the creation of any debt security; (f) increase the size of the Board of Directors to a number of members in excess of five directors; (g) change the principal place of business of the Company, enter new lines of business or exit the current lines of business; (h) enter into or be a party to any transaction with any director, officer or employee of the Company or any associate of any such person; (i) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company; (j) make any loan or advance to any person, including any employee or director (subject to certain exceptions); (k) guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business; (l) make any investment (subject to certain exceptions); (m) incur any aggregate indebtedness in excess of $1,000,000 that is not already included in a Board-approved budget, other than trade credit incurred in the ordinary course of business; (n) hire or fire executive officers with the prior approval of the Board of Directors; (o) increase the compensation of executive officers, including approving any additional option plans; (p) sell, transfer, license, pledge or encumber technology or intellectual property, other than licenses granted in the ordinary course of business; (q) effect any amendment to, or modification of, the certain certificate of designation that would adversely affect the rights or preferences pertaining to Series A Preferred Stock; or (r) reclassify any shares of Series A Preferred Stock.

Series A Preferred Stock Dividends: Each holder of shares of Series A Preferred stock shall be entitled to receive annual cumulative preferential dividends, payable in cash out of funds legally available therefor or in shares of Common Stock at the holder's option, when, as and if declared by the Board. The Series A Preferred stock Dividends will accrue with respect to each such share of Series A Preferred Stock commencing as of the first anniversary of the date of issuance of the Series A Preferred Stock, to the extent unpaid, whether or not they have been declared and whether or not the Company may legally pay such dividends. The |

aggregate of dividends payable for Series A Preferred Stock Dividends and Series B Preferred Stock Dividends with rates of 8.8% and 6.5%, respectively, if certain conditions occur, totals $4,496,506.

Liquidation Preference: Upon the occurrence of certain transactions, each holder of outstanding shares of Series A Preferred Stock shall be entitled to be paid out of the consideration payable to the stockholders of the Company (in the case of a merger or consolidation, for example) or of the consideration payable to the Company (net of obligations owed by the Company) together with all other available assets of the Company (in the case of an asset sale, for example), as the case may be, whether such assets are capital, surplus or capital earnings, an amount equal to the original purchase price for the Series A Preferred Stock plus the accrued but unpaid Series A Preferred Stock Dividends.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	In addition to the aforementioned Anti-Dilution rights, the Company may authorize additional Preferred Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.83%*

*Shares converting at 1 to 10.00.

Type	Series B Preferred Stock
Amount Outstanding	204,332
Par Value Per Share	$0.01
Voting Rights	Except under certain circumstances, each holder of shares of Series B Preferred Stock shall be entitled to one vote with holders of outstanding shares of common stock and Series A Preferred stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Company for their action.
Anti-Dilution Rights	The Series B Conversion Price in effect from time to time is subject to certain adjustments for certain issuances of common stock, options, convertible securities; certain changes in terms of options or convertible securities; expired or terminated options or convertible securities; dividends; subdivisions or combinations of common stock; and reorganizations, reclassifications, consolidations or mergers.
Other Rights	*Board of Directors*: The holders of record of outstanding shares of Series B Preferred Stock, voting as a separate class, shall be entitled to elect by majority vote (with each share of Series B Preferred Stock entitled to one vote) one individual to the Board, and shall also have the right to remove and replace the Series B Director.
	Rank: The rights attached to the Series B Preferred Stock shall at all times rank (i) senior to the rights attached to common stock and any other class of securities that is specifically designated as junior to the Series B Preferred Stock ("Junior Securities"); (ii) on parity with the rights

attached to the Series A Preferred Stock and any other class or series of Preferred Stock of the Company created after July 25, 2014, specifically ranking, by its terms, on parity with Series B Preferred Stock; and (iii) junior to the rights attached to any other class or series of Preferred Tock or other capital stock of the Company created after July 25, 2014 (with the consent of the holders of a majority of the Shares of Series B Preferred Stock) specifically ranking, by its terms, senior to the Series B Preferred Stock.

Protective Provisions: Without the written consent of the holders of a majority of the then total outstanding shares of Series B Preferred Stock, voting together as a single class with one vote per share thereof, the Company shall not, and shall cause its subsidiaries not to take or consummate, any of the actions or transactions as follows: (a) effect a certain liquidation event; (b) amend, alter or repeal any provision of the certificate of incorporation or bylaws; (c) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security having rights, preferences or privileges senior to or on parity with the Series B Preferred Stock, or increase the authorized number of shares of Series B Preferred stock; (d) purchase or redeem or pay any dividend on any capital stock junior to the Series B Preferred Stock (subject to certain exceptions); (e) create or authorize the creation of any debt security; (f) increase the size of the Board of Directors to a number in excess of nine directors; (g) change the principal business of the Company, enter into new lines of business or exit the current line of business; (h) enter into or be a party to any transaction with any director, officer or employee of the Company or any associate of any such person; (i) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company (except for Koning (Tianjin) Medical Equipment Co. LTD.); (j) make any loan or advance to any person, including any employee or director (subject to certain exceptions); (k) guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business; (l) make any investment (subject to certain exceptions); (m) incur any aggregate indebtedness in excess of $1,000,000 that is not included in a Board-approved budget, other than trade credit incurred in the ordinary course of business; (n) hire or fire executive officers without the prior approval of the Board; increase the compensation of executive officers, including approving any additional option plans; (o) sell, transfer, license, pledge or encumber technology or intellectual property, other than licenses granted in the ordinary course of business; (p) effect any amendment to, or modification of, the certificate of designation that would adversely affect the rights or preferences pertaining to Series B Preferred Stock; or (q) reclassify any shares of Series B Preferred Stock.

Dividends: From and after the date on which the Company initially issued Series B Preferred Stock, cumulative dividends thereon shall accrued, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the compound rate of 6.5% per annum on the sum of the certain liquidation value thereof plus all unpaid accrued and accumulated dividends thereon. The aggregate of dividends payable for Series A Preferred Stock Dividends and Series B Preferred Stock Dividends with rates of 8.8% and 6.5%, respectively, if certain conditions occur, totals $4,496,506.

	Redemption. If, on or before the third anniversary of the Series B Preferred Stock issuance date, the Company has not closed a certain change of control or a qualified initial public offering, then the holders of Series B Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all or any portion of the then outstanding shares of Series B Preferred Stock redeemed by the Company for a price per share equal to that certain liquidation value for such shares, plus all unpaid accrued and accumulative dividends on such shares (whether or not declared). *Liquidation Preference:* Upon the occurrence of certain transactions, each holder of outstanding shares of Series B Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of any Junior Securities by reason of their ownership thereof, an amount in cash equal to that certain aggregate liquidation value of all certain shares held by such holder, plus all unpaid accrued and accumulate dividends on all such certain shares (whether or not declared).
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	In addition to the aforementioned Anti-Dilution rights, the Company may authorize additional Preferred Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.98%*

Shares converting at 1 to 10.00.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Convertible Notes
Face Value	$2,455,083.11
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Principal and accrued and unpaid interest at the annual rate of 6% may convert into shares of Common Stock at the conversion price equal to the price paid by investors in a certain qualified financing resulting in gross proceeds to the Company of at least $20,000,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.55%

Type	2007 Stock Option Plan
Authorized / Issued and Outstanding	2,500,000 / 1,761,002
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The securities will be issued in accordance with the Company's stock option plan, which may include vesting provisions and other terms and conditions. The percentage calculated below assumes that all shares reserved for issuance have been issued and are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional options at a later date. The availability of any Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.87%

Type	2018 Long Term Incentive Plan
Authorized / Issued and Outstanding	4,000,000 / 2,927,347
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The securities will be issued in accordance with the Company's stock option plan, which may include vesting provisions and other terms and conditions. The percentage calculated below assumes that all shares reserved for issuance have been issued and are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional options at a later date. The availability of any Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.98%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Accounts and credit card payables*
Amount Outstanding	$1,378,095.33
Interest Rate and Amortization Schedule	Various
Description of Collateral	None
Other Material Terms	None
Maturity Date	Periodically

*These obligations arise from the loans from our Chairman of the Board and Founder, Dr. Ruola Ning. Please see "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST" for more detail thereon beginning on page 40.

Type	Accrued interest
Amount Outstanding	$477,716
Interest Rate and Amortization Schedule	Various
Description of Collateral	None
Other Material Terms	None
Maturity Date	Periodically

*These obligations arise from the loans from our Chairman of the Board and Founder, Dr. Ruola Ning. Please see "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST" for more detail thereon beginning on page 40.

Type	Accrued Payroll*
Amount Outstanding	$851,065
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	None
Maturity Date	Periodically

*These obligations arise from the accrued payroll due to officer stockholders. Please see "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST" for more detail thereon beginning on page 40.

Type	Refund payable
Creditor	Westbay Medicare
Amount Outstanding	$400,000
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	None
Maturity Date	Periodically

Type	Deferred revenue (down payment)
Creditor	Koning (Tianjin) Medical Equipment Co. Ltd.
Amount Outstanding	$530,000
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	None
Maturity Date	Periodically

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Ruola Ning	20,000,000 shares of Common Stock and 68,428 options to purchase Common Stock	62.1102%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Koning Corporation (the "**Company**") was incorporated on January 14, 2002 under the laws of the State of Delaware, and is headquartered in Norcross, Georgia.

The Company conducts business through its wholly-owned subsidiary, Koning (Tianjin) Medical Equipment Co. Ltd., a limited company formed in the People's Republic of China in January 2008, and our financial statements include financial results thereof, which statements represent total assets and revenues constituting 9.9% and 53.1% respectively, of the related consolidated totals as of December 31, 2019 and December 31, 2020, respectively. Those statements were not audited by our auditor and instead were audited by other auditors whose report has been furnished to our auditor, and our auditor's opinion insofar as it relates to the amounts included for Koning (Tianjin) Medical Equipment Co., Ltd. is based solely on the report of the other auditors.

Cash and Cash Equivalents

As of December 31, 2020 and December 31, 2019, the Company had $1,099,408 and $402,671 of cash and cash equivalents.

As of July 31, 2021 the Company had an aggregate of $1,545,075.32 in cash and cash equivalents, leaving the Company with approximately 6-7 months of runway. We are presently negotiating various transactions, the closing of each of which would extend the foregoing runway by approximately 30-45 days. We anticipate closing as many as four transactions in the third quarter of 2021.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy. The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future, except with respect to the building of its showcase clinical sites.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock*	$1,696,642.20	333,821 shares of Common Stock	General corporate purposes	3/10/2021 – present	Section 4(a)(2)
Incentive Stock Options	n/a	316,000	n/a	1/23/2019 – 1/23/2020	Rule 701
Non-Qualified Stock Options	n/a	761,260	n/a	12/18/2019 – 6/16/2020	Rule 701
Convertible Notes	$2,457,443.37	9 Convertible Notes	General corporate purposes	1/26/2018 – 8/1/2019	Section 4(a)(2)
Common Stock	$3,083,898.43	1,787,456 shares of Common Stock	General corporate purposes	10/23/2018 – 5/13/2021	Section 4(a)(2)
Series A Preferred Stock**	n/a	659,271 shares of Series A Preferred Stock	General corporate purposes	4/5/2019	Section 4(a)(2)

*The Company is engaging in a concurrent private placement of its common stock, with a price of $5.05 per share, at a pre-money valuation of $200,000,000 under which we seek to raise approximately $5,000,000. The principal amount of securities sold and the amount of securities issued herefor is current as of the date of this Form C.

**An existing shareholder of Series A Preferred Stock transferred 534,682 shares of Series A Preferred Stock to its affiliate.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- The Company entered into a certain Loan Agreement, dated October 25, 2017, with Ruola Ning under which Dr. Ning loaned $150,000 to the Company, which accrued interest at the rate of 2.50% annually until paid, with a maturity date of November 27, 2017.

- The Company entered into a certain Loan Agreement, dated November 28, 2017, with Ruola Ning under which Dr. Ning loaned $150,000 to the Company, which accrued interest at the rate of 2.50% annually until paid, with a maturity date of December 28, 2017.

- The Company entered into a certain Loan Agreement, dated April 26, 2018, with Ruola Ning under which Dr. Ning loaned $150,000 to the Company, which accrued interest at the rate of 2.50% annually until paid, with a maturity date of May 25, 2018.

- The Company entered into a certain Loan Agreement, dated March 12, 2018, with Ruola Ning under which Dr. Ning loaned $150,000 to the Company, which accrued interest at the rate of 2.50% annually until paid, with a maturity date of April 12, 2018.

- The Company entered into a certain Loan Agreement, dated May 29, 2018, with Ruola Ning under which Dr. Ning loaned $150,000 to the Company, which accrued interest at the rate of 2.50% annually until paid, with a maturity date of June 28, 2018.

- The Company has a relationship with the University of Rochester (University) and the University of Rochester Medical Center (URMC) including shared activities in research and development, financing and product licensing. Historically, URMC and Excell Partners, Inc. have provided financing to the Company through convertible debt agreements. In addition, the Company has an agreement with the University which allow the Company the exclusive license to market technology involved in certain patents owned by the University. In exchange for these marketing rights and license of the Cone Beam CT technology, the Company agreed to pay the following:

  - License fee in the form of 191,710 shares of Company's common stock
  - Minimum annual royalties of from $5,000 for the years 2003 and commencing in 2006, $25,000 thereafter
  - Royalties on licensed products of 2.5% of net sales
  - Royalties on sub-licensed products of 30% of all related revenues, excluding monies received for research and development and certain reimbursements.
  - Milestone payments of $25,000 for the completion of a prototype system and $150,000 six months following approval by FDA to market the first commercial product
  - Payment of all reasonable out-of-pocket legal fees and costs relating to the filing, prosecution and maintenance of the patents incurred by the University including past patent costs.

  For the years ended December 31, 2020 and 2019, the Company had expenses related to the above aggregating $173,665 and $75,490 respectively. As of December 31, 2020 and 2019, the Company owed the University $638,078 and $447,738 respectively.

  The University owns 2,306,928 shares of the Company's common stock. The Company leases office space from High Technology of Rochester, Inc. as discussed below. The University is a partner in the lessor of the office space.

- During the two years ended December 31, 2020 the Company reimbursed Dr. Ruola Ning of the Company business expenses incurred in the amounts of $15,023 for 2020 and $51,756 for 2019. In addition, accrued payroll, due to Dr. Ruola Ning is $641,1103 as of December 31, 2020 and $425,000 as of December 31, 2019.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $500,000, each of which is subject to adjustment in the Company's sole discretion.

Concurrently with the Offering, we are engaging in a private placement, in reliance on Rule 506(b) of Regulation D of the Securities Act of our common stock, at a price of $5.05 per share, at a pre-money valuation of $200,000,000 under which we seek to raise approximately $5,000,000 (the "**Concurrent Offering**").

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided*

(i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing, excluding the Concurrent Offering, resulting in proceeds to the Company of not less than $5,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such

Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $200,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 90%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's IPO (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $200,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; ; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution

Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting, shareholder, or equity holder agreements in place, except that (i) the Company is a party to an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of July 26, 2014, with certain investors and Ruola Ning, who is referred to therein as a "Key Holder" under which the parties agreed to, among other terms and conditions, a certain right of first refusal, right of co-sale, exempted transfers; and (ii) the Company is a party to an Amended and Restated Investors' Rights Agreement, dated as of July 26, 2014, with certain investors and Ruola Ning, who is referred to therein as a "Key Holder" under which the parties agreed to, among other terms and conditions, demand registration rights with respect to Form S-1 and Form S-3, underwriting requirements, information and inspection rights, confidentiality, right of first refusal to future stock issuances, indemnification, market stand-off, transfer restrictions, certain right of first refusal, right of co-sale, exempted transfers

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Lutao Ning
_____
(Signature)

Lutao Ning
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dr. Ruola Ning
_____
(Signature)

Dr. Ruola Ning
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Lutao Ning
_____
(Signature)

Lutao Ning
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Dr. Raj Garg
_____
(Signature)

Dr. Raj Garg
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Dr. Changhua Qiu
_____
(Signature)

Dr. Changhua Qiu
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Dr. Baozhong Wang
_____
(Signature)

Dr. Baozhong Wang
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Lianghai Bing
_____
(Signature)

Lianghai Bing
_____
(Name)

Director
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.